Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

RECEIVED

2007 NOV 30 A 6:25

November 27, 2007

Our ref. No. PI 168

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

07028325

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Mitsubishi Corporation to Dissolve and Liquidate Some Subsidiaries**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Hiroshi Anai
Manager
Investor Relations Office

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN

Translation of report filed with the Tokyo Stock Exchange on November 27, 2007

Mitsubishi Corporation to Dissolve and Liquidate Some Subsidiaries

Mitsubishi Corporation (MC) has decided to dissolve and liquidate the following subsidiaries.

1. MC Koshigaya Co., Ltd.

(1) Company Profile

Address: Sakura & Co. Office, Jimbocho 1-11, Kanda, Chiyoda-ku, Tokyo

Representative: Shigeru Sugimoto

Business: Acquisition, sale and management of real estate and beneficial interests in real estate trusts

Established: October 31, 2003

Capital: 3 million yen

Shareholder: 100%-owned subsidiary of MC Koshigaya Holdings, Inc. (an entity in which Mitsubishi Corporation holds non-voting preferred equity securities)

Fiscal year-end: August

(2) Reason for Dissolution and Liquidation

It has been decided to dissolve MC Koshigaya due to completion of the sale of this company's assets, namely its beneficial interests in trusts.

(3) Schedule

Completion of liquidation: end of March 2008 (planned)

(4) Impact on MC's Operating Results

The liquidation of this subsidiary will have only a negligible impact on Mitsubishi Corporation's non-consolidated and consolidated (U.S. GAAP) operating results.

2. MC Musashimurayama Co., Ltd.

(1) Company Profile

Address: Sakura & Co. Office, Jimbocho 1-11, Kanda, Chiyoda-ku, Tokyo

Representative: Takao Ando

Business: Acquisition, sale and management of real estate and beneficial interests in real estate trusts

Established: April 5, 2004

Capital: 3 million yen

Shareholder: 100%-owned subsidiary of MC Musashimurayama Holdings, Inc. (an entity in which Mitsubishi Corporation holds non-voting preferred equity securities)
Fiscal year-end: February

(2) Reason for Dissolution and Liquidation
It has been decided to dissolve MC Musashimurayama due to completion of the sale of this company's assets, namely its beneficial interests in trusts.

(3) Schedule
Completion of liquidation: end of March 2008 (planned)

(4) Impact on MC's Operating Results
The liquidation of this subsidiary will have only a negligible impact on Mitsubishi Corporation's non-consolidated and consolidated (U.S. GAAP) operating results.

3. MC Shimizu Co., Ltd.
(1) Company Profile
Address: Sakura & Co. Office, Jimbocho 1-11, Kanda, Chiyoda-ku, Tokyo
Representative: Shigeru Sugimoto
Business: Acquisition, ownership and disposal of real estate; leasing and management of real estate; acquisition, ownership and disposal of beneficial interests in real estate trusts
Established: April 1, 2005
Capital: 3 million yen
Shareholder: 100%-owned subsidiary of MC Logistics Holdings Co., Ltd. (pension fund contributee of Mitsubishi Corporation), a limited liability intermediary corporation (*yugen sekinin chukan hojin*)
Fiscal year-end: August

(2) Reason for Dissolution and Liquidation
It has been decided to dissolve MC Shimizu due to completion of the sale of this company's assets, namely its beneficial interests in trusts.

(3) Schedule
Completion of liquidation: end of March 2008 (planned)

(4) Impact on MC's Operating Results

The liquidation of this subsidiary will have only a negligible impact on Mitsubishi Corporation's non-consolidated and consolidated (U.S. GAAP) operating results.

4. MC One Co., Ltd.

(1) Company Profile

Address: Sakura & Co. Office, Jimbocho 1-11, Kanda, Chiyoda-ku, Tokyo

Representative: Shigeru Sugimoto

Business: Acquisition, ownership and disposal of real estate; leasing and management of real estate; acquisition, ownership and disposal of beneficial interests in real estate trusts

Established: March 10, 2005

Capital: 3 million yen

Shareholder: 100%-owned subsidiary of MC Logistics Holdings Co., Ltd. (pension fund contributee of Mitsubishi Corporation), a limited liability intermediary corporation (*yugen sekinin chukan hojin*)

Fiscal year-end: February

(2) Reason for Dissolution and Liquidation

It has been decided to dissolve MC One due to completion of the sale of this company's assets, namely its beneficial interests in trusts.

(3) Schedule

Completion of liquidation: end of March 2008 (planned)

(4) Impact on MC's Operating Results

The liquidation of this subsidiary will have only a negligible impact on Mitsubishi Corporation's non-consolidated and consolidated (U.S. GAAP) operating results.

5. MC Noda Co., Ltd.

(1) Company Profile

Address: Sakura & Co. Office, Jimbocho 1-11, Kanda, Chiyoda-ku, Tokyo

Representative: Shigeru Sugimoto

Business: Acquisition, ownership and disposal of real estate; leasing and management of real estate; acquisition, ownership and disposal of beneficial interests in real estate trusts

Established: November 30, 2005

Capital: 3 million yen

Shareholder: 100%-owned subsidiary of MC Logistics Holdings Co., Ltd. (pension fund contributee of

Mitsubishi Corporation), a limited liability intermediary corporation (*yugen sekinin chukan hojin*)
Fiscal year-end: February

(2) Reason for Dissolution and Liquidation

It has been decided to dissolve MC Noda due to completion of the sale of this company's assets, namely its beneficial interests in trusts.

(3) Schedule

Completion of liquidation: end of March 2008 (planned)

(4) Impact on MC's Operating Results

The liquidation of this subsidiary will have only a negligible impact on Mitsubishi Corporation's non-consolidated and consolidated (U.S. GAAP) operating results.

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